UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2007

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on October 19, 2007 announces date for the release of third quarter 2007 results, dividend declaration, conference call and webcast

EXHIBIT 1

OceanFreight Inc. Announces Date for the Release of Third Quarter 2007 Results, Dividend Declaration, Conference Call and Webcast

Earnings Release:

Wednesday, October 24, 2007, After Market Close

Conference Call:

Thursday, October 25, 2007, at 8:00 A.M. EDT

October 19, 2007, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a NASDAQ listed bulk shipping company announced today that it will release its results for the third quarter period ended September 30, 2007 after the close of the market in New York on Wednesday, October 24, 2007.

The declaration of the Company’s dividend for the third quarter of 2007 will also be announced at that time.

On Thursday, October 25, 2007 at 8:00 A.M. EDT, the Company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “OceanFreight”

In case of any problems with the above numbers, please dial 1 866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44 (0)1452 586 513 (Standard International Dial In). Quote “OceanFreight”

A telephonic replay of the conference call will be available until November 1, 2007 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 7445162#

Slides and Audio webcast:

There will also be a live, and then archived, webcast of the conference call, available through OceanFreight’s website (www.oceanfreightinc.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight, Inc. was incorporated in 2006 to acquire high quality second-hand tonnage and deploy them on long term charters. The Company began operations with the delivery of its first vessel in June 2007 and currently owns and operates a fleet of 7 vessels, consisting of 1 Capesize and 6 Panamax bulk carriers with a total carrying capacity of 591,798 dwt. The company has also entered into agreements to acquire 2 additional Panamax bulk carriers with delivery expected in November 2007 and January 2008. Once this acquisition is completed, OceanFreight’s fleet of 9 vessels will have a dwt weighted average age of 12 years and a total carrying capacity of approximately 742,000 dwt. The Company’s shares are listed on the NASDAQ Global Select Market and trades under the symbol “OCNF”.

Visit our website at www.oceanfreightinc.com

Forward Looking Statements

Matters discussed in this release may constitute forward looking statements.  Forward looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels to us or delay in taking delivery of one or more vessels, default by one or more charterers of our vessels, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in OceanFreight Inc.’s operating expenses, length and number of off-hire periods and dependence on third-party managers, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further discussed in documents filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Company Contact:
James Christodoulou Chief Financial Officer Tel. 212-488-5052 E-mail: james@oceanfreightinc.com
Investor Relations / Financial Media:
Capital Link – New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:

October 19, 2007

By:

/s/ James Christodoulou

James Christodoulou

Chief Financial Officer